INVEST IN **KYNDOO**

The data platform solving for influencer fraud, attribution, and safety





The Kyndex Report
We score influencer authenticity and track results
REACH & PERFORMANCE DATA
Key data about their audience reachability, authenticity and engagement.
BRAND MENTIONS
Analysis of post performance and how much branded content influencers showcase.
INSIGHTS BEYOND THE POST
Move beyond the vanity metrics and understand how the audience engages.
AUDIENCE INFORMATION
Overall assessment of the influencer's real people followers – audience age, gender, location, interests, and more.
RECENT POSTS
See examples of recent posts.

kyndoo.com San Francisco CA

Technology | Software | Analytics | 500 Startups | Artificial Intelligence

LEAD INVESTOR

Barton Warner CEO Willow Bark Brands, Inc.

Kyndoo helps brands build sustainable brand communities. The platform uses data science to help brands select the best influencers and eliminate fraud. It significantly improves ROI for brands. This is a significant unmet need for brands and I believe it is a need that will only get larger as brand building investment expenses grow. As the CEO of a consumer wellness brand I can speak personally to how important it is to see clear connection between activities and ROI.The leadership team is highly experienced, professional, and tenacious. I have seen the team evolve and grow. Specifically I believe Kelly's leadership is well suited to creating a new business and scaling it. She is able to operate strategically and operationally.

Invested $5,000 this round

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Backed By 500startups & Gaingels who have already invested 200K.
2. Market Opportunity is projected to 23B in 2025!
3. More than 3X Year-over-Year growth between 2019 and 2020
4. Our scored Influencers already have an extended Audience reach of more than 2Billion people. And we grow daily.
5. Fully Approved for Graph API access with Top Social Platforms.
6. Post-Revenue with paying clients like Pillpack, California Olive Ranch, and Pluto Pillow.
7. The founding team are experienced executives and have a background in the data marketing industry.
8. Diverse Founders- Female, LGBTQ and Asian-American

Our Team



Kelly McDonald CEO and Co-Founder

Expert in Sales, Operations and Market Networks •SeniorVP, Revenue, Operations & People, RealtyShares • VP of Sales and Operations at Movoto. • VP of Sales, Operations & Data at RME360- A data marketing firm in direct mail and digital space.

> Fakefluencers are not just harming the advertisers who've trusted them by mistake. It's estimated that more than 84% of Influencers are women. We view them as small business owners. Fakefluencers are just as harmful to these influencers as they are to brands. We're passionate about helping business owners of all sizes by arming them with data.



Jin Yu CTO and Co-Founder

Expert in big data, AI, and large scale distributed infrastructures with five patents • Serial Entrepreneur 3X Founder, One Exit. • CTO at AsiaInfo Data • VP Engineering and Chief Architect at OpenX- World's second-largest ad exchange.

The Data Platform Solving for Influencer Fraud, Attribution and Content Safety.


The future is personalized
The 50s
Persona-based marketing
The 70s
Targeting everyday life
The 80s
Rise of the athlete endorsement
The 90s
Celebrity-level endorsements
Early 2000s
Reality TV and social product placement
2020s and beyond
Real people and real recommendations

People often make the mistake of thinking influencer marketing is a new phenomenon. But in reality, at its core, influencer marketing is "Word of Mouth advertising." The rise of the smartphone has catapulted internet access on a global scale. Everyone now has a phone in their pocket, and the influencer industry has exploded in recent years. More than 3.5 billion people in the world have at least one social media account. And chances are some of these iconic images above have influenced you during your lifetime. While growing up, you probably read your cereal box every morning. Today, you were probably scrolling on your phone, interacting with at least one influencer you have never met in real life but feel a real and valid connection toward.


Why we're all #ThrowingShade on influencer marketing
$5 billion will be lost to influencer fraud in 2021 alone.

The influencer marketing industry has grown at breakneck speed over the last few years and largely has been able to do so almost completely unregulated. In the past few years, the industry has been rocked by prominent examples of just how risky influencer marketing can be for influencers and Brands. Think Fyre Festival!

Real Influencers, those who have spent years creating engaging content and curating their audience, are facing an upstream fight against the flood of #Fakefluencers gaming the system to buy likes, followers, and engagement. These Fakefluencers push them out of paying jobs by tricking brand marketers into working with them based on high follower counts and topnotch photoshop skills. Someone needs to stand up for the real influencers out there. We Kyndoo it!

On top of Fakefluencer fraud concerns, brand marketers also need to consider changes to privacy and attribution regulations in a cookieless world. Brands must ensure that the real influencers they work with won't harm the overall brand mission and messaging, like Sephora, who recently experienced tremendous backlash when they unknowingly hired an influencer with strong ties to the Qanon conspiracy group. Someone needs to help the brand find and vet the right influencers for their marketing campaigns. We Kyndoo it!

Kyndoo helps real influencers and brands leverage social media's unstructured data to connect and create marketing campaigns that go beyond just creating awareness and actually drive results that produce positive ROIs for all parties.

Our Products:


The Kyndex Report
We score influencer authenticity and track results
REACH & PERFORMANCE DATA
Key data about their audience
AUDIENCE


and engagement.
BRAND MENTIONS
Analysis of post performance and how much branded content influencers showcase.
INSIGHTS BEYOND THE POST
Move beyond the vanity metrics and understand how the audience engages.
Overall assessment of the influencer's *real people* followers – audience age, gender, location, interests, and more.
RECENT POSTS
See examples of recent posts.

We've created The Kyndex. You can think of The Kyndex as a credit score for influencers. The score itself is a modeled number based on a variety of factors. It is most heavily weighted by the authenticity of the influencer's audience and how well their advertising content performs. Beyond the score itself, we look to provide an anonymized view of the audience's demographics, location, and interest. Ensuring brands have the data they need to do proper due diligence of the influencer before they hire them for a campaign.

The reports also act as automated media kits. Allowing real influencers the ability to share their Kyndex and their previous job results with anyone they choose, saving influencers hours of continuously updating PDFs that are out of date the moment they send them off.


Pathfinder
We provide *Beyond the Swipe Up* attribution
By their State
Florida
California
Hawaii
Texas
New York
By their age and gender
Female 25-34 30%
Female 35-44 15%
Male 25-34 12%
By their interests
Beauty 15%
Lifestyle 13%
Movies 12%
Music 10%
Sports 10%

The data continues after the Influencer is hired as well. Our product Pathfinder is an attribution tool allowing marketers to track results "Beyond the swipe." Pathfinder provides brands GDPR compliant insights that include site behavior and purchase insights. Brands love this because they can gauge the results of the different influencers and different post types. Influencers love it because, for the first time, they have access to the feedback loop on how their post drove conversion instead of just click-throughs.


And offer a 14-point brand
SAFETY CHECK on content.
Kelly@kyndoo.com

The number one request in 2020 from our customer surrounded brand safety concerns in the hot political and social climate. So we built into the product the ability to analyze influencer content for a 14 point safety check. Kyndoo reviews posts for content containing profanity, nudity, violence, divisive language, and sensitive social topics. It's important to note that this is not just Keyword-driven, but instead is contextual in nature, meaning Kyndoo catches the meaning of the text and images; it's not just a dictionary of objects and key phrases.

The Market Opportunity:


Big Data opportunity
TAM 2025



Kyndoo is a data company that happens to focus on the unstructured data of social networks. Our North Star is to predict outcomes for influencer marketing campaigns before the first hire. We know that it will take a talented team to reach our goal.

Our Team:

We Kyndoo it!

KYNDOO

Kelly McDonald
CEO, Co-Founder

Expert in Sales, Operations and Market Networks
- Senior VP, Revenue, Operations & People, RealtyShares
- VP of Sales and Operations at Movoto
- VP of Sales, Operations and Data at RME360

RS   MOVOTO   RME360   W

Jin Yu, PhD
CTO, Co-Founder

Expert in big data, AI, and large scale distributed infrastructures _with five patents_
- Serial Entrepreneur – 3× Founder
- CTO at AsiaInfo Data – managing 1,600 engineers
- VP Engineering and Chief Architect at OpenX

AsiaInfo   马蜂窝   OpenX   Stanford University

Our team has the required experience in the data and marketing industry, and we also have shared experience of working together in previous successful organizations.

Kelly and Jin are a strong founder duo. Kelly is a sales and operations expert with a track record of building high-performing teams from scratch and data-driven marketing background.

Jin has 5 patents in the Data and AI space. He is a 3X founder with one exit and was the chief architect at OpenX, the world's second-largest ad exchange platform.

Together of the past year, they've onboarded a team of trusted former colleagues.

Our Core team

Speed Yu
Senior Data Architect
- Data Architect, Transamerica
- Staff Data Engineer, OpenX
- Principal Architect, Portaura

Amy Romero
Chief Marketing Officer
- CMO, Creative Drive
- SVP, Marketing & Business Development, Ketchum
- Director of Broadcast and Digital Media, RAPP

Jia Wen
Sr. Software Engineer

Shawn Zeng
Software Engineer

William Ye
QA Engineer

Marcel Kamenstein
Director of Sales and Business Development

Julia Nazario
Sales and Marketing Specialist

UNSW   NYU   NBC   HBO   Ketchum   ORACLE   Morgan Stanley

Jin previously worked with both Speed and Jia at his previous exit, Portaura. Portaura was a data company in the social, local, mobile space that Jin exited pre-revenue and sold the company to Chinese travel giant, Mafengwo, with more than 100M profiles in their user profile store.

This previous experience in data acquisition and architecture helped them hit the ground running when they joined Kyndoo in April of 2020. To date, Kyndoo has reached a scoring model that looks across more than 80 Million audience members from onboarded influencers and 2.5 Billion audience members in our broader scored influencer network.

Kelly and Amy worked together in 2013 at RME360, a direct marketing firm leveraging more than 200 lifestyle data points from Axiom to help financial advisors acquire new clients. Working so closely with the data and seeing how accurately it helped predict the campaign results at that firm is the experience that Kelly often calls "The zygote in her mind that became Kyndoo."

When Kelly began scaling the team in 2020, she reached out to Amy, wrapping up her time as CMO at Creative Drive, a marketing agency specializing in working with digital content creators for e-commerce applications, and was acquired by Accenture in 2020. Amy's previous experience as a senior executive at world-

class marketing agencies like Rapp International and Ketchum is beneficial for Kyndoo's go-to-market plan.

Kelly and Jin have also brought in new rising stars on the team who have attended top universities like UC Berkeley, NYU, and Northeastern University. They've also worked for top tech companies like Oracle, Morgan Stanley, Foxconn, and Huawei. Kyndoo currently has 9 full-time employees/ dedicated contractors on the team driving toward the companies goals.

Our Traction, Pipeline, and Projections:


Select brands we've helped
june
Shaklee
Public Habit.
PLUTO
oōtem
EVAN WHITE
HAMAMA
myCharge
Pill Pack
DEFINITELY REAL
salted
PlushCare
marseille
minted.
R3SET
itrus
ECOCART
HAVASU NUTRITION
drink
SOCIAL TABLE
CALIFORNIA

Brands of all sizes are leveraging our data and meeting authentic influencers who are driving results. We currently have more than 30 paying brands repeating at a 70% repeat rate of 4 campaigns a year. We are also extremely proud to say that more than half of our clients have come from referrals by other Kyndoo clients. This is one of our favorite metrics as we know that it means we are impacting our client's business so positively they have become influencers for us. How perfectly Kyndoo!

Our most popular service is our End-To-End Marketing Campaigns that allow brands to find and connect with vetted influencers based on a proprietary AI model that allows brands to find the perfect panel of influencers without wasting hours looking at endless profiles. Our platform manages every step of the process, including the contract and payment. This service is currently a transactional model, and we charge a percentage on top of the fees negotiated with the influencer.

Influencers keep 100% of their fees and can earn additional revenues from referring other quality influencers and brands onto the platform.

Our Data-as-a-Service Subscription model is another channel that we earn revenue from currently. We allow brands with many inbound requests from influencers to access our Kyndex reports and vet the influencers before sending free products to an influencer whose audience does not meet the target demographic. We offer these subscriptions in bulk units and then aim to charge for them on a per-unit cost that reduces the volume of the brand purchases.

We also offer a subscription model on our attribution product based on the number of visitors to the brand's site monthly. This product is fully GDPR compliant. Because it is a first-party tracking link for brands, the product will continue to help brands even after the upcoming Apple and Google changes to cookies go into effect.

(Disclaimer: Pipeline and Projections are not guaranteed)

Products on the new roadmap include Data API for some of our larger clients and our first prediction products. Both are set for release in 2021.

Our current pipeline of new clients is very healthy. It consists of a combination of opportunities with many SMB businesses and a handful of large enterprise companies, including a Top five national bank, A large international spirits conglomerate, and several national "challenger brands" in the food delivery space. And we fully expect our current clients to continue their average repeat rate of 70%, running four or more campaigns a year and continuing to add on services as they scale their campaigns.

In 2021 we hope to 10X our Y-o-Y growth and reach more than 1.5M in revenues. In 2022 Our expectation is to 8-10X our growth again with the ramp-up of our Predictive products, and in 2023 we aim to push past 30M as we expand to more strategic markets abroad (projections are not guaranteed).

Our Advisors and Investors:


Our advisors and investors
Advisors
Arjun Dev Arora
Founder & Advisor, Format One
David Murray
Cofounder & President, Confirm
Jon Low
Co-Founder & Advisor, Format One
Barton Warner
CEO and CoFounder, R3SET
Kristie Gan
Director, New Verticals
Investors
500
500 Startups
Bin Yang
Angel,
Managing Partner,
CV Capital
Gaingels

We are proud to be a 500 Startups Batch 27 and to have several seasoned investors on our capable who have led rounds from seed stage to IPO. Our Advisors bring deep experience in CPG, Technology, Consumer Products, and Fundraising.

We are also proud to say that our advisors and investors care as much about Diversity and Inclusion as we do. One of the many reasons Kyndoo is choosing to raise on Wefunder is that we believe this will give us the largest opportunity to reach the most diverse group of investors possible and include the seed round investors at all levels of their funding journeys.

We want to share this opportunity with those we serve, so join us.

We want real influencers who want to own the platform they work on to join us.

We want brand marketers who want to trust their data provider to join us.

We want Women and People of Color who want to have a voice and seat at this industry's table to join us.

And we want investors who see the deep blue ocean in a predictive platform based on social data to join us.

Together #WeKyndooIt!

Downloads

Kyndoo + WeFunder Deck.pdf